UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 73)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 318,156,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 318,156,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,156,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 318,156,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 318,156,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,156,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 318,156,746
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 318,156,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,156,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 320,638,646
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 320,638,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Serena Simmons Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 320,638,646
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 320,638,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,777,294
	8	SHARED VOTING POWER 318,156,746
	9	SOLE DISPOSITIVE POWER 2,777,294
	10	SHARED DISPOSITIVE POWER 318,156,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,294
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 73
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement’) relates to shares (the “Shares”) of the common stock, par value $0.01 per share, of Valhi, Inc., a Delaware corporation (“Valhi”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of a change in control of Valhi as a result of the death of Harold C. Simmons on December 28, 2013.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows.

(a)           The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

•	Valhi Holding Company (“VHC”), as a direct holder of Shares;

•	Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct and indirect ownership of securities of VHC;

•
Lisa K. Simmons by virtue of her being a co-trustee of the Family Trusts (as defined and described below), her position as a member of the Contran board of directors (the “Contran Board”), a member, director and president of the Harold Simmons Foundation, Inc. (the “Foundation”) and a party to the Voting Agreement (as defined and described below in this Statement);

•
Serena Simmons Connelly by virtue of being co-trustee of the Family Trusts, her position as a member of the Contran Board, a member, director and executive vice president of the Foundation and a party to the Voting Agreement (as defined and described below in this Statement); and

•
Annette C. Simmons by virtue of her position as a member of the Contran Board, her direct and indirect ownership of Shares and a party to the Voting Agreement (as defined and described below in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, her or his behalf.

The following is a description of the relationships among the Reporting Persons.

Lisa K. Simmons and Serena Simmons Connelly are daughters of Harold C. Simmons.  Annette C. Simmons is the widow of Harold C. Simmons and serves as independent executor of his estate, has the power to vote and direct the disposition of the shares held by the estate and is the designated legatee of such shares.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Lisa K. Simmons and Serena Simmons Connelly, daughters of Harold C. Simmons, and their children (the “Family Trusts”), for which Ms. Lisa Simmons and Ms. Connelly are co-trustees, or is held directly by Ms. Lisa Simmons and Ms. Connelly or persons or entities related to them, including their step-mother Annette C. Simmons, the widow of Harold C. Simmons.  Ms. Annette C. Simmons, Ms. Lisa Simmons and Ms. Connelly also serve as members of the Contran Board.  Prior to his death on December 28, 2013, Mr. Simmons served as sole trustee of the Family Trusts.  As co-trustees of each of the Family Trusts, Ms. Lisa Simmons and Ms. Connelly have the shared power to vote and direct the disposition of the shares of Contran stock held by each of the Family Trusts, and Ms. Lisa Simmons and Ms. Connelly each have the power to vote and direct the disposition of shares of Contran stock they hold directly or which is held by other entities related to them.

Under a voting agreement (the “Voting Agreement”) entered into effective February 3, 2014 by the voting stockholders of Contran, the size of the Contran Board was initially fixed at five (5) members; Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons (and, in the event of their death, their heirs) each have the right to designate one of the five members of the Contran Board; and the remaining two members of the Contran Board must consist of Contran management.  The Voting Agreement terminates in February 2017 (unless Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons otherwise mutually agree), and the ability of Ms. Lisa Simmons, Ms. Connelly, and Ms. Annette Simmons to each designate one member of the Contran Board is dependent upon each of their continued beneficial ownership of at least 5% of the combined voting stock of Contran.  In accordance with such Voting Agreement, each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons have been designated as members of the Contran Board as of February 3, 2014, along with two members of Contran management.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Lisa K. Simmons and Serena Simmons Connelly are the sole members of the Foundation, serve as two of the three the directors on the Foundation’s board of directors and are the president and executive vice president, respectively of the Foundation.  They may be deemed to control the Foundation but disclaim all Shares they do not hold directly.

Annette C. Simmons is the sole trustee of a trust of which the beneficiaries are her grandchildren (the “Grandchildren’s Trust”), and she has the power to vote and direct the disposition of the Shares the trust holds.  She disclaims beneficial ownership of any shares that this trust holds.

A trust for which Ms. Annette Simmons is one of the co-trustees is the holder of 100% of the outstanding shares of non-voting preferred stock issued by VHC.

Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the 339,120,449 outstanding Shares as of the close of business on February 5, 2014 based on information from Valhi (the “Outstanding Shares”):

VHC	93.8%
The Foundation	0.7%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	0.6%
Annette C. Simmons	0.2%
The Grandchildren’s Trust	Less than 0.1%
Serena Simmons Connelly	Less than 0.1%

VHC may be deemed to control Valhi.  Contran may be deemed to control VHC, by virtue of its ownership of Dixie Rice shares.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the outstanding shares of common stock of NL Industries, Inc. (“NL”):

Valhi	83.0%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	2.2%
Annette C. Simmons	0.9%
Kronos Worldwide, Inc. (“Kronos Worldwide”)	Less than 0.1%
Serena Simmons Connelly	Less than 0.1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons are related to the following persons or entities that directly hold the following percentages of the outstanding shares of common stock of Kronos Worldwide:

Valhi	50.0%
NL	30.4%
Annette C. Simmons	0.7%
Annette C. Simmons as the independent executor of the estate of Harold C. Simmons and the designated legatee of his shares of Kronos Worldwide common stock	0.7%
Contran	0.1%

Together, Valhi, NL and Contran may be deemed to control Kronos Worldwide.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide, directly hold 14,372,970 Shares and 1,724,916 Shares, respectively.  As already stated, Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.05% of the outstanding shares of Kronos Worldwide common stock.  Pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the Shares that NL, its wholly owned subsidiary and Kronos Worldwide hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, VHC, Dixie Rice and Contran, the role of Ms. Lisa Simmons and Ms. Connelly as co-trustees of the Family Trusts, Ms. Lisa Simmons and Ms. Connelly being beneficiaries of the Family Trusts, the direct holdings of Contran voting stock by each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons and entities related to them, the position as a member of the Contran Board by each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons, the position as a member of the board of the Foundation by each of Ms. Lisa Simmons  and Ms. Connelly, and the rights of each of Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons under the Voting Agreement, in each case as described above, (a) Ms. Lisa Simmons and Ms. Connelly may be deemed to control each of the Family Trusts and the Foundation, (b) Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons may be deemed to control each of Contran, Dixie Rice, VHC, Valhi, NL, Kronos Worldwide and CompX International Inc., a subsidiary of NL (“CompX”) and (c) Ms. Lisa Simmons, Ms. Connelly, Ms. Annette Simmons, Contran, the Foundation, Dixie Rice, VHC, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Lisa Simmons, Ms. Connelly and Ms. Annette Simmons each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership in shares of such entities.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Lisa K. Simmons and Serena Simmons Connelly in Contran and the Foundation and Annette C. Simmons as a member of the Contran Board, is set forth on Schedule B attached hereto and incorporated herein by reference.

(b)           The principal offices of VHC, Contran and the Foundation are located at, and the business address of Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.  The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

In addition to the manufacturing of security products and recreational marine components engaged in through CompX and the holding of the securities described above as directly held by NL, NL is principally engaged through a subsidiary in reinsurance brokerage and risk management.

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in real estate development and the waste management industry.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, VHC is principally engaged in holding the securities described above as directly held by VHC.

In addition to activities engaged in through VHC, Dixie Rice is principally engaged in land management, agriculture and oil and gas activities

In addition to the activities engaged in through Dixie Rice, VHC and Valhi, Contran is principally engaged through a subsidiary in the production of steel rod, wire and wire products.

The Foundation is a tax-exempt foundation organized for charitable purposes.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           VHC and Contran are Delaware corporations.  The Foundation is a Texas non-profit corporation.  Dixie Rice is a Louisiana corporation.  Except as noted in Schedule B, Lisa K. Simmons, Serena Simmons Connelly and Annette C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows.

The total amount of funds required by Harold C. Simmons to purchase the Shares reported in Item 5(c) was $219,587.90 (including commissions).  He used his own personal funds to purchase such Shares.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows.

Depending upon their evaluation of Valhi’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Lisa K. Simmons, Serna Simmons Connelly and Annette C. Simmons may be deemed to control Valhi.

On the day of each annual stockholder meeting of Valhi, each of its directors elected on that date receives a grant of Shares pursuant to a formula based on the closing price of a Share on the date of the meeting.  Accordingly, one person named in Schedule B to this Statement, namely, Steven L. Watson. is entitled to receive such grants if and when he is re-elected at an annual meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

VHC	318,156,746
Foundation	2,481,900
Annette C. Simmons as independent executor of the estate of Harold C. Simmons and the designated legatee of his Shares	1,870,880
Annette C. Simmons	818,514
Grandchildren’s Trust	87,900
Serena Simmons Connelly	1,212
Total	323,417,152

By virtue of the relationships described under Item 2 of this Statement:

(1)           VHC, Dixie Rice and Contran may each be deemed be the beneficial owner of the 318,156,746 Shares (approximately 93.8% of the Outstanding Shares) that VHC directly holds;

(2)           Lisa K. Simmons may each be deemed to be the beneficial owner of the 320,638,646 Shares (approximately 94.6% of the Outstanding Shares) that VHC and the Foundation directly hold;

(3)           Lisa K. Simmons and Serena Simmons Connelly may each be deemed to be the beneficial owner of the 320,639,858 Shares (approximately 94.6% of the Outstanding Shares) that VHC and the Foundation directly hold; and

(4)           Annette C. Simmons may be deemed to be the beneficial owner of the 320,934,040 Shares (approximately 94.6% of the Outstanding Shares) that VHC, the estate of Harold C. Simmons, she and the Grandchildren’s Trust directly hold.

Except for the 2,689,394 Shares that she and the estate of Harold C. Simmons hold directly, Annette C. Simmons disclaims beneficial ownership of all Shares.  Each of Lisa K. Simmons and Serena Simmons Connelly disclaims beneficial ownership of all Shares.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC, Dixie Rice, Contran and Annette C. Simmons may each be deemed to share the power to vote and direct the disposition of the 318,156,746 Shares (approximately 93.8% of the Outstanding Shares) that VHC directly holds;

(2)           Each of Lisa K. Simmons and Serena Simmons Connelly may be deemed to share the power to vote and direct the disposition of the 320,638,646 Shares (approximately 94.6% of the Outstanding Shares) that VHC and the Foundation directly hold;

(3)           Serena Simmons Connelly may be deemed to have sole power to vote and direct the disposition of the 1,212 Shares (approximately 0.0% of the Outstanding Shares) that she directly holds; and

(4)           Annette C. Simmons may be deemed to have sole power to vote and direct the disposition of the 2,777,294 Shares (approximately 0.8% of the Outstanding Shares) that the estate of Harold C. Simmons, she and the Grandchildren’s Trust directly hold.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The information below sets forth transactions in the Shares by the Reporting Persons since October 29, 2013, which is 60 days prior to December 28, 2013, which is the event date that requires the filing of this Amendment No. 73 to this Statement.

(1)           Harold C. Simmons executed the following purchases of Shares in the open market.

Date	Number of Shares Purchased	Approximate Price Per Share ($) (exclusive of commissions)

11/04/13	400	$17.9000
11/04/13	1,600	$18.0499
11/06/13	700	$17.2343
11/06/13	2,000	$17.2399
11/06/13	800	$17.3500
11/06/13	500	$17.5000
11/06/13	700	$17.6000
11/06/13	1,300	$17.6500
11/08/13	2,000	$17.0000
11/27/13	1,000	$14.8000

(2)           In January 2014, Contran received as excess collateral 1,100,541 Shares from the CDCT (as defined below) and contributed 4,123,598 Shares to Dixie Rice, who contributed such shares on the same day to VHC.

(3)           Additionally, since October 29, 2013:

(i)           On the death of Harold C. Simmons on December 28, 2013, Lisa K. Simmons and Serena Simmons Connelly became co-trustees of the Family Trusts;

(ii)           On February 3, 2014, Annette C. Simmons became the independent executor of the Harold C. Simmons estate and is the legatee of his Shares that he held directly; and

(iii)           On February 3, 2014, Annette C. Simmons, Lisa K. Simmons and Serena Simmons Connelly became parties to the Voting Agreement.

(d)           VHC, the Foundation, the estate of Harold C. Simmons (of which Annette C. Simmons is the independent executor and the legatee of his Shares), Annette C. Simmons, the Grandchildren’s Trust, and Serena Simmons Connelly each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)           As a result of his death on December 28, 2013, Mr. Harold C. Simons ceased to be a beneficial owner of five percent of the Outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

As previously disclosed, Contran and PlainsCapital Bank entered into a Credit Agreement dated as of October 2, 2009, as such agreement has been subsequently amended from time to time (the “PlainsCapital Credit Agreement”).  On March 12, 2013, Valhi pledged 12.0 million shares of Kronos Worldwide common stock under the Pledge Agreement and Plains Capital released the 30.0 million Shares formerly pledged by VHC under the Pledge and Security Agreement with PlainsCapital Bank dated October 2, 2009, as such agreement has been subsequently amended from time to time.

As previously disclosed, U.S. Bank National Association (“US Bank”) serves as the trustee of the Contran Deferred Compensation Trust (the “CDCT”).  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons and it now owes to his widow.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

On January 23, 2014, US Bank released 6,457,160 Shares that VHC had pledged to CDCT under the terms of the Second Amended, Restated and Consolidated Pledge Agreement dated October 7, 2001 (the “Pledge Agreement”) between Contran and VHC, as such agreement was amended effective January 15, 2014 by Amendment No. 1 to the Second Amended, Restated and Consolidated Pledge Agreement between Contran and VHC (“Amendment No. 1 to the Pledge Agreement”).  Prior to any transfer of any Shares to the CDCT from such obligations, VHC retains all rights to vote and receive dividends on the pledged Shares.  The description of the Pledge Agreement set forth herein is qualified in its entirety by reference to the actual terms of the Pledge Agreement, which is incorporated by reference to Exhibit 1 of Amendment No. 71 to a Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on June 29, 2011 by VHC, Dixie Rice, Contran and Harold C. Simmons.

The description of the Amendment No. 1 to the Pledge Agreement set forth herein is qualified in its entirety by reference to the actual terms of Amendment No. 1 to the Pledge Agreement, which is attached as Exhibit 2 hereto and is incorporated herein by reference.

The estate of Harold C. Simmons holds 755,021 Shares in a margin account with a broker.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to Shares, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows.

Exhibit 1
Amended and Restated Collateral Agreement (Amended and Restated as of November 30, 2012) between Valhi Holding Company and Contran Corporation (incorporated by reference to Exhibit 10 to Amendment No. 72 to Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on January 30, 2013 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, and Harold C. Simmons).

Exhibit 2
Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2006 between Contran Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 1 . of Amendment No. 69 to a Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on August 28, 2007 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation and Harold C. Simmons).

Exhibit 3
Second Amended, Restated and Consolidated Pledge Agreement dated as of October 7, 2009 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust  (incorporated by reference to Exhibit 1 of Amendment No. 71 to a Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on June 29, 2011 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation and Harold C. Simmons).

Exhibit 4*
Amendment No. 1 to Second Amended, Restated and Consolidated Pledge Agreement dated as of January 15, 2014 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust.

*           Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 5, 2014

/s/ Annette C. Simmons
Annette C. Simmons
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 5, 2014

/s/ Lisa K. Simmons
Lisa K. Simmons
Signing in the capacities listed on Schedule “A”
attached hereto and incorporated herein by
reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 5, 2014

/s/ Serena Simmons Connelly
Serena Simmons Connelly, Signing in the
capacities listed on Schedule “A” attached
hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 5, 2014

/s/ Steven L. Watson
Steven L. Watson, Signing in the capacities
listed on Schedule “A” attached hereto and
incorporated herein by reference.

SCHEDULE A

ANNETTE C. SIMMONS, in her individual capacity, as independent executor of the ESTATE OF HAROLD C. SIMMONS and a party to the Voting Agreement.

LISA K. SIMMONS, as CO-TRUSTEE of the Family Trusts, president and a director of the HAROLD SIMMONS FOUNDATION, INC. and a party to the Voting Agreement.

SERENA SIMMONS CONNELLY, as CO-TRUSTEE of the Family Trusts, executive vice president and a director of the HAROLD SIMMONS FOUNDATION, INC. and a party to the Voting Agreement.

STEVEN L. WATSON, as vice chairman of the board, president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

The names of the directors and executive officers of the Reporting Persons and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Serena S. Connelly	Director of Contran, executive vice president and director of the Foundation and a party to the Voting Agreement.

Norman S. Edelcup (2)	Mayor of Sunny Isles Beach, Florida; director of CompX International Inc., a subsidiary of NL (“CompX”), and Valhi; and trustee of the Baron Funds, a mutual fund group.

L. Andrew Fleck	Vice president and director of Dixie Rice; and vice president-real estate of Contran.

Robert D. Graham	Executive vice president of Kronos Worldwide; president of NL, and vice president of Contran, Dixie Rice, Valhi and VHC.

William J. Lindquist	Director and senior vice president of Contran and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of Kronos Worldwide, CompX, Dixie Rice, NL, Valhi and VHC; secretary of Contran; and vice president, general counsel and a director of the Foundation.

Kelly D. Luttmer	Vice president and global tax director of, Valhi, NL, CompX, Contran, Dixie Rice, Kronos Worldwide and VHC.

Andrew B. Nace	Vice president and general counsel of Valhi and Contran; and vice president of CompX, Kronos Worldwide and NL.

Bobby D. O’Brien
Vice president and chief financial officer of Valhi; executive vice president of NL; president of Kronos Worldwide; executive vice president and director of CompX; director, executive vice president and chief financial officer of Dixie Rice and VHC; and executive vice president and chief financial officer of Contran.

Annette C. Simmons	Director of Contran; independent executor of the estate of Harold C. Simmons; and a party to the Voting Agreement.

Lisa K. Simmons	Director of Contran; director and president of the Foundation; and a party to the Voting Agreement.

John A. St. Wrba	Vice president and treasurer of Valhi, NL, CompX, Contran, Dixie Rice, the Foundation, Kronos Worldwide and VHC.

Gregory M. Swalwell	Vice president and controller of Valhi, Contran, Dixie Rice and VHC; executive vice president and chief financial officer of NL and Kronos Worldwide; executive vice president of CompX.

Steven L. Watson
Director, president and chief executive officer of Valhi; vice chairman of the board and chief executive officer of NL and Kronos Worldwide; chairman of the board of CompX; chairman of the board and president of Dixie Rice; vice chairman of the board and president of Contran and VHC.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Serena S. Connelly	1,212-	(1)

L. Andrew Fleck	2,592	(2)

Robert D. Graham	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

Andrew B. Nace	-0-

Bobby D. O’Brien	-0-

Annette C. Simmons	2,689,394	(3)

Lisa K. Simmons	-0-	(4)

John A. St. Wrba	-0-

Gregory M. Swalwell	3,489

Steven L. Watson	88,238

(1)
Does not include other Shares of which Ms. Connelly may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 1,212 Shares she holds directly, Ms. Connelly disclaims beneficial ownership of all Shares.

(2)	1,299 Shares held by Mr. Fleck’s children.

(3)
Includes 1,870,880 Shares held directly by the estate of Harold C. Simmons of which Annette C. Simmons is the independent executor and the designated legatee of these Shares.  Does not include other Shares of which Ms. Annette Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 2,689,394 Shares that she and the estate of Harold C. Simmons hold directly, Annette C. Simmons disclaims beneficial ownership of all Shares.

(4)
Does not include Shares of which Ms. Lisa Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.

EXHIBIT INDEX

Exhibit 1
Amended and Restated Collateral Agreement (Amended and Restated as of November 30, 2012) between Valhi Holding Company and Contran Corporation (incorporated by reference to Exhibit 10 to Amendment No. 72 to Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on January 30, 2013 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, and Harold C. Simmons).

Exhibit 2
Contran Amended and Restated Deferred Compensation Trust effective as of January 1, 2006 between Contran Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 1 . of Amendment No. 69 to a Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on August 28, 2007 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation and Harold C. Simmons).

Exhibit 3
Second Amended, Restated and Consolidated Pledge Agreement dated as of October 7, 2009 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust  (incorporated by reference to Exhibit 1 of Amendment No. 71 to a Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5437) that was filed with the U.S. Securities and Exchange Commission on June 29, 2011 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation and Harold C. Simmons).

Exhibit 4*
Amendment No. 1 to Second Amended, Restated and Consolidated Pledge Agreement dated as of January 15, 2014 between Contran Corporation and Valhi Holding Company for the benefit of the Contran Amended and Restated Deferred Compensation Trust.

*           Filed herewith.